Filed by Berry Global Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Berry Global Group, Inc.

Commission File No.: 001-35672

BERRY GLOBAL ANNOUNCES AGREEMENT TO SELL SPECIALTY TAPES BUSINESS

TO NAUTIC PARTNERS

Aligned with Berry’s strategy to transition the portfolio toward consumer-focused end markets

EVANSVILLE, Ind. — November 25, 2024 — Berry Global Group, Inc., (“Berry”) (NYSE:BERY) announced today it has entered into a definitive agreement to sell its Specialty Tapes business (“Tapes”) to the private equity firm Nautic Partners, LLC (“Nautic”) for a headline purchase price of approximately $540 million, which is subject to a number of closing adjustments.

The Tapes business is a franchise highly valued by its industrial customers. As a result, this separation is aligned with Berry’s broader strategy to transition the portfolio towards more consistent, higher growth consumer-oriented end markets and platforms.

Berry plans to use proceeds from the transaction to pay down outstanding debt at Berry. Adjusted for both the cash distribution received in November 2024 on close of Berry’s Health, Hygiene and Specialties Global Nonwovens and Films business (“HHNF”) spin-off, and the net cash proceeds1 expected on the sale of Tapes, totaling $1.3 billion, Berry’s pro forma net debt as of September 30, 2024 was approximately $5.9 billion (3.5x LTM net leverage).

as of 30-Sep | US$ in bn	Berry (as Reported)		HHNF and Tapes	Berry (Pro Forma)
Debt	$8.3			$8.3
Cash & Equivalents / Proceeds	(1.1)		(1.3)	(2.4)
Net Debt	$7.2		$(1.3)	$5.9
EBITDA	2.0		(0.3)	1.7
Net Leverage	3.5	x		3.5	x
Revenue	$12.3		$2.6	$9.7

The transaction is expected to complete by the first half of calendar 2025, subject to customary closing conditions.

Berry CEO, Kevin Kwilinski, said, “Over the past year, Berry has undergone a significant transformation, completing the spin-off of our HHNF business, enhancing our product mix and optimizing our portfolio. The sale of Tapes further supports these efforts and the continued focus on our high-growth consumer portfolio.”

Goldman Sachs & Co. LLC is serving as exclusive financial advisor to Berry, and Bryan Cave Leighton Paisner LLP is serving as Berry’s legal counsel. McDermott, Will & Emery LLP is serving as Nautic’s legal counsel and Santander is serving as exclusive financial advisor to Nautic.

Berry’s Announced Combination with Amcor

On November 19, 2024, Berry announced an agreement to combine with Amcor in an all-stock transaction, creating a global leader in consumer and healthcare packaging solutions.

1 Reflects management estimates for expected cash proceeds net of taxes of $400 million.

The combination brings together two highly complementary businesses to create a global leader in consumer packaging solutions, with a broader flexible film and converted film offering for customers, a scaled containers and closures business, and a unique global healthcare portfolio. The combined company will have unprecedented innovation capabilities and scale and be uniquely positioned to accelerate growth, solve customers’ and consumers’ sustainability needs, unlock further portfolio transformation, and deliver significant value to both sets of shareholders.

The sale of the Tapes business further reinforces the strategic rationale for the combination and has no material impact on the financial profile of the combined entity as detailed below6:

Further details relating to the compelling rationale for this combination can be found at https://ir.berryglobal.com/financials under recent events.

About Berry Global

Berry is a global leader in innovative packaging solutions that we believe make life better for people and the planet. We do this every day by leveraging our unmatched global capabilities, sustainability leadership, and deep innovation expertise to serve customers of all sizes around the world. Harnessing the strength in our diversity and industry-leading talent of over 34,000 global employees across more than 200 locations, we partner with customers to develop, design, and manufacture innovative products with an eye toward the circular economy. The challenges we solve and the innovations we pioneer benefit our customers at every stage of their journey.

About Nautic Partners

Nautic Partners is a Providence, Rhode Island-based middle-market private equity firm that focuses its expertise and market knowledge on sub-verticals within three sectors: Healthcare, Industrials and Services. Nautic has completed over 155 platform transactions throughout its 38-year history. In pursuing its thematic and proactive investment strategy, Nautic seeks to partner with executives and management teams in an effort to accelerate the growth trajectory of its portfolio companies via acquisitions, targeted operating initiatives, and increased management team depth. For more information, please visit www.nautic.com.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

2 Includes run-rate synergies by the end of year 3. Includes $530 million in run-rate cost synergies and $60 million earnings impact from $280 million in incremental growth synergies. $280 million in growth synergies expected to build to $400+ million by year 4.

3 Cash flow and Adj. Cash EPS include $60 million in additional financial synergies by year 3.

4 Defined as combined operating cash flow including run-rate synergies, after interest and tax, before capital expenditures.

5 Accretion inclusive of run-rate impact of synergies and is relative to Amcor’s LTM 30-Sep-2024 standalone EPS.

6 Excludes the HHNF transaction and the sale of Tapes.

In connection with the proposed transaction between Berry Global Group, Inc. (“Berry”) and Amcor plc (“Amcor”), Berry and Amcor intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Berry and Amcor that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Berry and Amcor (the “Joint Proxy Statement/Prospectus”). Berry and Amcor may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Berry or Amcor may file with the SEC. INVESTORS AND SECURITY HOLDERS OF BERRY AND AMCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Berry or Amcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.”

Certain Information Regarding Participants

Berry, Amcor and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Berry and Amcor in connection with the proposed transaction. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. To the extent holdings of Berry’s or Amcor’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Berry and Amcor, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Berry’s stockholders and Amcor’s shareholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Berry’s or Amcor’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transactions, the impact of the proposed disposition of Tapes (the “Tapes Transaction”) on Berry and Amcor’s business and future financial and operating results and prospects, the amount and timing of synergies from the Berry and Amcor proposed transaction (the “Combination Transaction”), the estimated amount of net proceeds to be received in the Tape Transaction, after giving effect to a number of closing adjustments, the terms and scope of the expected financing in connection with the proposed Combination Transaction, the aggregate amount of indebtedness of Berry following the proposed Tapes Transaction and the combined company following the closing of the proposed Combination Transaction and the closing date for the proposed transactions, are based on the current estimates, assumptions and projections of the management of Berry with respect to the proposed Tapes Transaction, and Berry and Amcor with respect to the proposed Combination Transaction, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry’s control with respect to the proposed Tapes Transaction and Amcor’s and Berry’s control with respect to the proposed Combination Transaction. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry’s and Amcor’s businesses, the proposed Tape Transaction, the proposed Combination Transaction and the ability to successfully complete the proposed transactions and realize their respective expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreements for each transaction; the risk that the conditions to the completion of the proposed transactions (including shareholder approval in the case of the proposed Combination Transaction and regulatory approvals for both proposed transactions) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses in the proposed Combination Transaction; the risk that the anticipated benefits of each of the proposed transactions may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from each of the proposed transactions; the risk of litigation related to the proposed Combination Transaction; the risks related to disruption of management’s time from ongoing business operations as a result of each of the proposed transactions; the risk that the proposed Combination Transaction may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Berry’s and/or Amcor’s financial performance; and other risks and uncertainties identified from time to time in Berry’s and Amcor’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed Combination Transaction. While the list of risks presented here for both prospective transactions is, and the list of risks presented in the Joint Proxy Statement/Prospectus for the Combination Transaction will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as EBITDA. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Berry's and Amcor’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. It should also be noted that projected financial information for the pro forma results of Berry following the disposition of Tapes and the combined businesses of Berry and Amcor following completion of the Combination Transaction is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. These measures are provided for illustrative purposes, are based on an arithmetic sum of the relevant historical financial measures of Berry and Amcor and do not reflect pro forma adjustments. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Berry or Amcor. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of either of the proposed transactions may not be satisfied; a regulatory approval that may be required for either of the proposed transactions is delayed, is not obtained or is obtained subject to conditions that are not anticipated; with respect to the proposed Combination Transaction: management’s time and attention is diverted on transaction related issues; disruption from the proposed transactions makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following either of the proposed transaction; legal proceedings are instituted against Berry, Amcor or the combined company; Berry, Amcor or the combined company is unable to retain key personnel; and the announcement or the consummation of either of the proposed transaction has a negative effect on the market price of the capital stock of Berry and Amcor or on Berry’s and Amcor’s operating results.

Company Contact Information

Dustin Stilwell

VP, Head of Investor Relations

+1 (812) 306 2964

ir@berryglobal.com